April 1, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	NorthStar Real Estate Capital Income Fund-T
File Number 811-23133

Ladies and Gentlemen:

On behalf of NorthStar Real Estate Capital Income Fund-T (the “Fund”), enclosed herewith for filing pursuant to Rule 17g-1(g) under the Investment Company Act of 1940 (the “1940 Act”), are the following:

1.	A copy of the Fund’s Fidelity Bond in an amount of $1,000,000.

2.	A copy of the resolutions approved at the March 3, 2016 joint meeting of the board of trustees of the Fund, NorthStar Real Estate Capital Income Master Fund and NorthStar Real Estate Capital Income Fund at which a majority of the trustees who are not “interested persons” of the Fund, as defined in Section 2(a)(19) of the 1940 Act, approved the amount, type, form and coverage of the Bond and the portion of the premium to be paid by the Fund; and

3.	A copy of the Joint Insured Bond Allocation Agreement, effective March 30, 2016, pursuant to Rule 17g-1(f) under the 1940 Act.

If the Fund had not been named as a co-insured under the Bond, it would have maintained a single-insured bond in an amount at least equal to the amount required by Rule 17g-1(d) under the 1940 Act.

The premiums of the bond ($2,298) have been paid for the period beginning March 30, 2016 and ending March 30, 2017.

Please contact the undersigned at 212-287-2117 with any questions.

Sincerely,

/s/ Sandra M. Forman

Sandra M. Forman
Chief Compliance Officer,
Associate General Counsel and
Assistant Secretary

Resolutions Approved at the March 3, 2016 Joint Meeting of the Boards of Trustees of NorthStar Real
Estate Capital Income Master Fund, NorthStar Real Estate Capital Income Fund and NorthStar Real
Estate Capital Income Fund-T (the “Funds”).

Approval of Fidelity Bond

WHEREAS, Section 17(g) of the 1940 Act and Rule 17g-1(a) thereunder require each of the Funds, to provide and maintain a bond which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the Funds against larceny and embezzlement, covering each officer and employee of the Funds who may singly, or jointly with others, have access to the securities or funds of the Funds, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”); and

WHEREAS, Rule 17g-1 under the 1940 Act specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Funds as the only insured (a “single insured bond”), or (iii) a bond which names the Funds and one or more other parties as insureds (a “joint insured bond”), as permitted by Rule 17g-1 under the 1940 Act; and

WHEREAS, Rule 17g-1 under the 1940 Act requires that a majority of the Independent Trustees of each of the Funds approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Funds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Funds, and pursuant to factors contained in Rule 17g-1 under the 1940 Act, which are described in the accompanying memorandum presented at this meeting; and

WHEREAS, under Rule 17g-1 under the 1940 Act, the Funds are required to make certain filings with the SEC and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices.

NOW, THEREFORE, BE IT RESOLVED, that, having considered the expected aggregate value of the securities and funds of the Funds to which officers or employees of the Funds may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Funds, the accounting procedures and controls of the Funds, the nature and method of conducting the operations of the Funds and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, the Board, including a majority of the Independent Trustees, hereby determines that the amount, type, form, premium and coverage of the fidelity bond (the “Fidelity Bond”), covering the officers and employees of the Funds and insuring the Funds against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Great American Insurance Company, having an aggregate coverage of $1,000,000, are fair and reasonable; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to take all appropriate actions, with the advice of legal counsel to the Funds, to provide and maintain the Fidelity Bond on behalf of the Funds; and

FURTHER RESOLVED, that the CCO of the Funds be and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to file a copy of the Fidelity Bond and any other related document or instrument with the SEC; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Funds, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and

FURTHER RESOLVED, that any and all actions previously taken by the Funds or any of its trustees, Authorized Officers or other employees in connection with the documents, and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Funds.

JOINT INSURED BOND ALLOCATION AGREEMENT

THIS JOINT INSURED BOND ALLOCATION AGREEMENT (this “Agreement”), effective as of the 30th day of March, 2016, by and among NorthStar Real Estate Capital Income Master Fund (“NSRECI-Master”), NorthStar Real Estate Capital Income Fund (“NSRECI”) and NorthStar Real Estate Capital Income Fund-T (“NSRECI-T”), each a management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), NSAM B-RECF Ltd. and NSAM US-RECF, LLC, each of which is an investment adviser registered with the U.S. Securities and Exchange Commission (the “SEC”) that provides investment advisory and co-advisory services, respectively, to NSRECI-Master, NSRECI, NSRECI-T and NSRECI-REIT (as defined below), and NS Capital Income Master Fund REIT, Inc. (“NSRECI-REIT”), which is a wholly-owned subsidiary of NSRECI-Master (collectively, the “Insureds”).

WHEREAS, pursuant to the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 promulgated thereunder (“Rule 17g-1”), NSRECI-Master, NSRECI and NSRECI-T are required to maintain a bond issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, against larceny and embezzlement, covering certain officers and employees of NSRECI-Master, NSRECI and NSRECI-T;

WHEREAS, NSRECI-REIT intends to maintain a bond issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, against larceny and embezzlement, covering certain officers and employees of NSRECI-REIT;

WHEREAS, the Insureds have entered into a joint insured bond with Great American Insurance Company, in accordance with Rule 17g-1 (such joint insured bond as it is currently executed and as it may be amended from time to time, the “Bond”); and

WHEREAS, the Insureds, in order to be covered jointly under the Bond, are required by Rule 17g-1 to be parties to an agreement that establishes the criteria by which the premiums and any recoveries under the Bond shall be allocated among them.

NOW, THEREFORE, it is agreed as follows:

1.	Amount of Coverage Maintained. The amount of fidelity coverage under the Bond shall at all times be at least equal to the sum of: (a) the total amount of coverage that NSRECI, NSRECI-Master and NSRECI-T would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d)(1) of Rule 17g-1 had NSRECI-Master, NSRECI and NSRECI-T not been named insureds under the Bond, and (b) the amount of each bond that each other named Insured would have been required to provide and maintain pursuant to federal statutes or regulations had it not been named as an insured under the Bond (such amounts, respectively, the “minimum coverage requirement” for each Insured). The amount of fidelity coverage under the Bond shall be approved not less than once every twelve months by the board of trustees of each of NSRECI-Master, NSRECI and NSRECI-T, including a majority of those trustees who are not “interested persons” of NSRECI-Master, NSRECI and NSRECI-T, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”). The amount of fidelity coverage under the Bond shall also be approved not less than once every twelve months by the board of directors of NSRECI-REIT.

2.	Allocation of Recovery. In the event an actual pecuniary loss is suffered by any two or more of the Insureds under circumstances covered by the Bond, any recovery under the Bond shall be allocated among such Insureds as follows:

a.	If the total amount of coverage provided under the Bond exceeds or is equal to the amount of the combined total loss suffered by the Insureds suffering the loss, then each such Insured shall be entitled to recover the amount of its actual loss.

b.	If the amount of loss suffered by each Insured suffering loss exceeds its minimum coverage requirement as set forth in Section 1 hereof and the amount of such Insureds’ combined actual losses exceeds the total amount of coverage under the Bond, then each such Insured shall be entitled to recover (i) its minimum coverage requirement, and (ii) to the extent there exists any excess coverage, the proportion of such excess coverage that its minimum coverage requirement bears to the amount of the combined minimum coverage requirements of the Insureds suffering actual loss; provided, however, that if the actual loss of any such Insureds is less than the sum of (i) and (ii) above, then such difference shall be recoverable by the other Insured or Insureds in proportion to their minimum coverage requirements.

c.	If (i) the amount of actual loss suffered by any Insured is less than or equal to its minimum coverage requirement, (ii) the amount of actual loss of another Insured or other Insureds exceeds its or their minimum coverage requirements, and (iii) the amount of the combined actual losses of the Insureds exceeds the total amount of coverage provided under the Bond, then any Insured that has suffered an amount of actual loss less than or equal to its minimum coverage requirement shall be entitled to recover its actual loss. If only one other Insured has suffered actual loss, it shall be entitled to recover the remainder of the coverage under the Bond. If more than one Insured has suffered actual loss in excess of the remaining coverage, then they shall allocate such remaining amount of coverage in accordance with paragraph (b) of this Section 2.

3.	Allocation of Premiums. No premium shall be paid under the Bond unless the board of trustees of each of NSRECI-Master, NSRECI and NSRECI-T, including a majority of the Independent Trustees, and the board of directors of NSRECI-REIT shall approve the portion of the premium to be paid by NSRECI-Master, NSRECI, NSRECI-T and NSRECI-REIT, as applicable, on behalf of each Insured. The premium payable on the Bond shall be allocated among the Insureds as determined in the sole discretion of the board of trustees of each of NSRECI-Master, NSRECI and NSRECI-T and the board of directors of NSRECI-REIT.

4.	Amendment. This Agreement may not be modified or amended in any manner except by written agreement executed by the parties hereto.

5.	Filing with the Commission. A copy of this Agreement, and any amendment hereto, shall be filed with the SEC by each of NSRECI-Master, NSRECI and NSRECI-T within 10 days after receipt by NSRECI-Master, NSRECI and NSRECI-T, as applicable, of an executed copy of the Bond.

6.	Governing Law. This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of Delaware.

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IN WITNESS WHEREOF, the Insureds have caused this Agreement to be executed as of the date first written above.

NorthStar Real Estate Capital Income Master Fund

By:	s/ Ronald J. Lieberman
Name:	Ronald J. Lieberman
Title:	Executive Vice President, General Counsel and Secretary

NorthStar Real Estate Capital Income Fund

By:	s/ Ronald J. Lieberman
Name:	Ronald J. Lieberman
Title:	Executive Vice President, General Counsel and Secretary

NorthStar Real Estate Capital Income Fund-T

By:	s/ Ronald J. Lieberman
Name:	Ronald J. Lieberman
Title:	Executive Vice President, General Counsel and Secretary

NSAM B-RECF Ltd.

By:	s/ Ronald J. Lieberman
Name:	Ronald J. Lieberman
Title:	Director

NSAM US-RECF, LLC

By:	s/ Ronald J. Lieberman
Name:	Ronald J. Lieberman
Title:	Executive Vice President, General Counsel and Secretary

NS Capital Income Master Fund REIT, Inc.

By:	s/ Daniel R. Gilbert
Name:	Daniel R. Gilbert
Title:	Director